Via Edgar October 3, 2024 United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Ben Phippen John Spitz Madeleine Joy Mateo Susan Block Re: WaFd, Inc. Form 10-K for Fiscal Year Ended September 30, 2023 Form 8-K filed July 17, 2024 File No. 001-34654 Ladies and Gentlemen: This letter sets forth the responses of WaFd, Inc. (the "Company") to the comment letter dated September 23, 2024 from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") regarding the Staff's review of the Company's above-referenced Form 10-K and Form 8-K. For your convenience, the Staff's comments have been repeated below in italicized, bold type in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Form 8-K, filed July 17, 2024 Exhibit 99.1, page 12 1. We note your presentation of “tangible shareholders’ equity + allowance for credit losses to tangible assets” in your earnings releases presented in Exhibit 99.1 to your Form 8-K. This measure appears to represent an individually tailored accounting measure given that the adjustment to include the allowance for credit losses has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of this non-GAAP measure from your future filings. Refer to Question

2 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G. In response to the Staff’s comments, the Company will exclude this measure from its future filings. Form 10-K for Fiscal Year Ended September 30, 2023 Lending Activities, page 7 2. We note the tabular presentation of gross loans by category. Given the significance of the commercial real estate ("CRE") loan portfolio, please revise your disclosures in future filings to further disaggregate the composition of your CRE loan portfolio by separately presenting the components of the portfolio by borrower type (e.g., by office, hotel, etc.). Revise your disclosure in future filings to clarify the extent that your CRE are owner- occupied and non-owner occupied. We also note that you separately present your loans receivable by geography in your annual report, but you do not present similar disclosure in your quarterly reports for the periods ended December 31, 2023, March 31, 2024, and June 30, 2024. In future filings, please revise your disclosure to presents your loans receivable by geography. In response to the Staff’s comments, in its future filings, the Company will separately present the composition of its CRE loan portfolio by borrower type and provide additional disclosure detailing the extent that CRE loan collateral is owner and non-owner occupied. The Company will also include disclosure on the geography of its loans receivable in future quarterly reports. Quantitative and Qualitative Disclosures About Market Risk Interest Rate Risk, page 56 3. We note your disclosure that the company manages interest rate risk within guidelines established by the Board. We also note your disclosure at page 27 that your risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which you are subject to, including credit, market, liquidity, interest rate and compliance. To provide additional context for these statements, in future filings, please describe your risk management policies and how the Board of Directors and / or the risk management committee oversee existing and emerging risks, such as interest rate risk, liquidity and compliance. Please also revise future filings to provide a materially complete description of how your corporate governance policies and procedures seek to manage risks due to changes in, for example, the economy or regulatory framework, as well as your operational facts and circumstances.

3 In response to the Staff’s comments, the Company will add further description of its risk management practices and the Board’s risk management oversight function to its future filings. The Company will also include additional explanation on how its corporate governance policies and procedures are designed to manage shifting risks. If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at 360-756-6304. Very truly yours, /s/ Kelli J. Holz Kelli J. Holz cc: Brent Beardall Justin Monroe Blayne Sanden